Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building, No. 519 Machang Road
Pearl River New City, Guangzhou, People’s Republic of China 510627

August 9, 2012

VIA EDGAR
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:
Tanke Biosciences Corporation
Amendment No. 5 to Registration Statement on Form S-1
Filed April 27, 2012
File No. 333-172240
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Quarterly Report on Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 17, 2012
File No. 0-53529

Dear Mr. Schwall:

We are in receipt of your comment letter dated May 18, 2012 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 5 to Registration Statement on Form S-1

General

1. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.  In this connection, we note that you filed your Form 10-Q for the quarter ended March 31, 2012 on May 17, 2012.  Please note that we may have additional comments related to the disclosure provided in this filing.

ANSWER:	We have updated the registration statement to include the management’s discussion and analysis and financial statements for the period ended March 31, 2012 and any other related items.

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

ANSWER:
We have disclosed on our prospectus cover page that we are an emerging growth company.

We have briefly described the various exemptions that are available to us in the prospectus summary on page 6 under “Implications of Being an Emerging Growth Company,” which are available to us as a smaller reporting company.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) and we have added a risk factor on page 11 regarding the same.

3. We note your disclosure at page 50 that the feed additive industry in China falls within the encouraged category for foreign investment in accordance with the Catalogue of Industries for Guiding Foreign Investment.  Please disclose, if true, that no PRC law restricts foreign investment in this industry and that you could function with a direct equity structure.  Please also highlight all material risks to investors as a result of your VIE structure, as compared to a direct equity structure.  Please also discuss how you determined that such VIE structure was appropriate, in light of the related risks to the registrant and the public shareholders.

ANSWER:	We have revised our disclosure on page 2 to provide a comparison of a VIE structure and direct equity structure. We have also expanded our risk factor on page 12.

Prospectus Summary, page 1

Background and Key Events, page 1

VIE Agreements and Call Option Agreement, page 2

4. We note your description of the Equity Pledge Agreement.  Please disclose any requirements to register such agreement or the related Equity Interest with the local SAIC office.  If you have not registered such items, please discuss all related risks that are material, such as those that may relate to the enforceability of such agreement, or the effect of potential secured third party claims.

In addition, please discuss any restrictions on your ability to acquire the pledged equity interest in the event that Guangzhou Tanke defaults under the consulting services agreement.  It is our understanding that the disposal of pledged security interest must be accomplished by auction or public tender procedures so that you would have to prevail at such auction.  In that regard, we also note that Section 2 of your Equity Pledge Agreement, filed as Exhibit 10.8, references “proceeds from the auction or sale of the Equity Interest.”

ANSWER:	We have revised the disclosure on page 2 in response to the above request.

5. We note your disclosure at page 2 that you entered into the VIE agreements and call option agreement in order to comply with applicable Chinese law.  Please revise your filing to discuss any such Chinese laws that are not discussed at page 2, and to clarify how any such laws caused you to enter into these agreements.

ANSWER:	We have revised the disclosure on page 2 in response to the above request.

6. We note your disclosure that under an alternative structure, you would be required to obtain the approval of the PRC government because the WOFE did not exist for two years prior to the transaction.  If true, please clarify that the “alternative structure” would be the acquisition of the outstanding equity interests of Guangzhou Tanke by the registrant or a subsidiary of the registrant.   Please also identify the Chinese laws that would require such approval in that context.

ANSWER:	We have revised our disclosure on page 2 to clarify “alternative structure” which is direct ownership structure. We have also identified the Chinese laws that would require approval in that context.

7. We note your disclosure that you would be required to pay the Tanke Shareholders cash for the capital stock of Guangzhou Tanke because stock-for-stock acquisitions are not permitted.  Please revise your filing to briefly explain the relevant laws that would prohibit such acquisitions in this context, and their application to your corporate structure.

ANSWER:	We have revised our disclosure on page 2 to explain the relevant laws that would prohibit the stock-for-stock acquisitions and their application to our corporate structure.

8. We note your disclosure that the structure provided by the VIE Agreements is tax-free to the Tanke Shareholders under applicable PRC law.  Please disclose the actual tax savings or other benefit accruing as a result of using the VIE structure as opposed to the direct equity structure.

ANSWER:
We have revised our disclosure on page 2 to discuss that the VIE structure will not trigger the shareholders of the operating company to pay income tax which will be otherwise applied in case of a direct acquisition.

The other benefit for the VIE structure as opposed to direct acquisition will be the shorter transaction time and the lower costs which will otherwise occur during the approval procedure for a direct acquisition.

Risk Factors, page 7

The Chinese government may determine…, page 11

9. We note your disclosure that you “intend to centralize [your] management and operation in China without being restricted to conduct certain business activities which are important for [your] current or future business but are restricted or might be restricted in the future,” and your reference to your belief that your VIE agreements will be “essential” for your business operation.  Please revise to clarify how your business may be restricted, given your disclosure at page 46 that the feed additive industry in China falls within the encouraged category for foreign investment in accordance with the Catalogue of Industries for Guiding Foreign Investment.

ANSWER:
As we mention in our answer to Comment No. 6, a WOFE operated for a certain period of time is allowed to further acquire or invest in a Chinese domestic company which is not a limited or prohibited industry under the Catalogue, without approval from the Chinese foreign investment authority. Therefore, assuming that the WOFE (Kanghui Agri) has been operating for a certain period of time, the acquisition of the operating company (as being in the encouraged industry) by the WOFE will not require approval from the foreign investment authority. However, after direct acquisition by WOFE, if the operating company intends to expand or invest in another Chinese domestic company which is in a limited or prohibited industry under the Catalogue, such acquisition or investment may need further approval from the foreign investment authority or may be rejected in the case of a prohibited industry.  Due to the direct foreign investment background, such further acquisition or investment by the operating company may raise the further attention of the foreign investment authority for its possible intention of bypassing the restrictions imposed under the Catalogue regarding the limited and prohibited industry for foreign investment.

Under the VIE structure, the operating company has no foreign investment background. Its future business expansion or investment will not be subject to the restrictions imposed under the Catalogue for foreign investment.

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents…, page 17

10. We note your response to prior comments 2 and 3.  However, your response does not appear to be consistent with your risk factor caption that suggests that the Chinese regulations could subject your Chinese subsidiaries to penalties, limit your ability to distribute capital to your Chinese subsidiaries, limit your Chinese subsidiaries’ ability to distribute funds to you, or otherwise adversely affect you.  In that regard, we also note that such risks referenced in the caption are not otherwise discussed in the related risk factor disclosure.  Please advise.

ANSWER:
We have revised the caption and content of the risk factor on page 17. We believe that such regulation will not subject our Chinese subsidiaries to penalties, limit our ability to distribute capital to our Chinese subsidiaries or limit our Chinese subsidiaries’ ability to distribute funds to us.

11. We note your revised disclosure regarding the risk that Mr. Qiu’s control over the company should be deemed to be within the scope of Circular 75.  Please revise your filing to disclose any material adverse effects on the registrant or its Chinese subsidiaries in such event.  For example, if applicable, please discuss the potential for resulting limitations on the ability of your Chinese subsidiaries to distribute funds to you.

ANSWER:
The registrant is not the liable person or entity under the Circular 75 to make the registration because that the registrant is not a Chinese Resident. As being mentioned in answer to Comment No. 10, Kanghui Agriculture is not within the application of Notice 75. Mr. Qiu’s failure in complying with the Circular 75 will not trigger the registrant or Kanghui Agriculture to be restricted or limited in distributing funds.

12. In addition, we note your disclosure in the context of the Circular 75 discussion that Mr. Qiu obtains control over the company by means of a directorship rather than by any means expressly set out in Circular 75, such as voting rights.  However, we also note your disclosure at page 59 that the Tanke Shareholders have sole power to vote, or direct the vote, of the shares held by Golden Genesis on behalf of the Tanke Shareholders pursuant to the call option agreement and the securities escrow agreement.  Please revise to disclose any related risks that are material.

ANSWER:
We have revised our disclosure under risk factor on page 17 to disclose the following:

Strictly speaking, the Call Option Agreement placed a condition on exercising the voting power by Golden Genesis (the “Grantor”). It is expressly stated in Article 2.8 of the Call Option Agreement that the Grantor “agrees not to exercise any of its voting rights with respect to the Option Shares……on behalf of the Grantees without the prior written consent of the Grantees,……before all of the Grantor’s shares are transferred to the Grantee,…”. This Article does not directly grant the voting power to the Grantees (which includes Mr. Qiu), rather limiting the voting power of the Grantor. Such condition placed cannot be strictly equivalent to the “voting power” mentioned in Circular 75 and there is no further interpretation regarding the “voting power” under the Circular 75.

The statement in footnote (1) on page 55 regarding Tanke Shareholders sole power to vote has been deleted.  We have provided in footnote (6) that pursuant to the Call Option Agreement, Golden Genesis has agreed not to exercise any of its voting rights with respect to such shares on behalf of the Tanke Shareholders without the prior written consent of the Tanke Shareholders.

13. Please disclose any material risks posed to the registrant in the event that Mr. Qiu becomes subject to any penalties under PRC law as a result of failure to register with the local SAFE branch.  For example, please discuss any material effect that such penalties would have on his ability to serve as the registrant’s chief executive officer and sole director.

ANSWER:
There is no risk posed to the registrant in the event that Mr. Qiu becomes subject to any penalties under PRC law as a result of failure to register with the local SAFE branch. For example, under Chinese law, Mr. Qiu’s failure of complying with Circular 75 will not affect his ability to serve as the registrant’s chief executive officer and sole director because the Circular 75 only regulates the matters relating to the administration of foreign exchange.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002…, page 21

14. Please update this risk factor to disclose your management’s conclusion that your internal control over financial reporting was not effective as of December 31, 2011.  We note your related disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2011.

ANSWER:
We have updated this risk factor to disclose our management’s conclusion that our internal control over financial reporting was not effective as of December 31, 2011, under caption “We have determined that our internal control over financial reporting is currently not effective. The lack of effective internal controls could materially adversely affect our financial condition and ability to carry out our business plan.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 31

15. We note that you have provided disclosure regarding the $3.6 million prepayment made to your suppliers during 2011 “in order to get favorable pricing on raw materials.”  We also note that you recorded an increase in other receivables of $2.4 million which appears to relate primarily to loans to customers and suppliers.  Please provide additional detail describing the transactions underlying the changes in these line items.  For example, please tell us whether you extended loans to suppliers who received prepayments.  Your response should also address the terms of loans made to your customers and the business purpose of these loans.

ANSWER:
During 2011, we issued loans to one customer amounting to $1,570,912 and to one supplier amounting to $942,548, for an aggregate loan receivable balance as of December 31, 2011 of $2,513,460. The purpose for these loans was to assist these customer and supplier with their short-term cash flow needs. These loans bear interest at 8% per annum calculated and payable on a semi-annual basis, and all outstanding principals are due in aggregate payments of $911,129 in October 2012 and $1,602,331 in December 2012.  The loans to the supplier were not prepayments for the purchase of raw materials.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

16. We note that the audit report issued by Parker Randall CF (H.K.) CPA Limited provides assurance for the fiscal years ended December 31, 2010 and 2009.  However, it does not appear that you have presented financial statements for the fiscal year ended December 31, 2009.  Please obtain a revised audit report that provides assurance on the periods for which financial statements are presented.

ANSWER:	We have furnished a revised audit report that provides assurance on the periods for which financial statements are presented.

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies, page F-9

(q) Value Added Tax, page F-11

17. We note your response to prior comment 10.  As requested in our prior comment, please disclose VAT recorded in your statement of operations if the amounts are significant.  Refer to FASB ASC 605-45-50-4.

ANSWER:
When we sell products subject to VAT, we record the VAT portion of the sale price into the VAT Payable account, a liability. We also record the VAT portion of purchases into the same account. Then, at the end of each month, we calculate the net owed to the tax authorities and remit it, recording the remittance to the same liability account. Occasionally there are insignificant adjustments when we calculate what we owe, and those are recorded into operations. However as they are not significant, we do not disclose them in accordance with ASC 605-45-50-4.

Exhibits and Financial Statement Schedules, page II-5

Exhibit 5.2

18. Based on your exhibit index, it appears that you intend to file as Exhibit 5.2 the opinion of Martin Hu & Partners that you otherwise reference in your filing.  Please file such agreement with your next amendment, and ensure that such opinion addresses the matters you discuss in the risk factor captioned “Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents…” at page 17, including your following statements:

•	“Strictly speaking, the execution of the call option agreement alone…will not trigger the registration of Notice 75.”

•	“Unless and until Tanke shareholders intend to exercise the call option to own shares of the Company, they will not be required to complete the registration under Notice 75.”

•
“…the Company, the non-Chinese shareholders of the Company, and the subsidiaries of the Company will not be subject to any administrative or criminal liabilities due to Tanke’s shareholder’s failure to comply with Notice 75.”

ANSWER:	We have furnished an opinion from Martin Hu & Partners as Exhibit 5.2 to this amended registration statement.

Exhibit 23.3

19. With respect to the resale of shares that are already outstanding, please obtain and file a revised legality opinion that recognizes that such shares are already outstanding.  Such opinion should state, if true, that the shares “are” legally issued, fully paid and non-assessable.  Please refer to Staff Legal Bulletin No. 19 (CF) at Section II.B.2.h.  Please also ensure that such opinion is filed as Exhibit 5.1, as reflected in your exhibit index.

ANSWER:	We have furnished a revised legal opinion filed as Exhibit 5.1 to reflect the above.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A – Controls and Procedures, page 47

Evaluation of Disclosure Controls and Procedures, page 47

20. We note that you have concluded that your disclosure controls and procedures were effective as of December 31, 2011.  Please tell us how you were able to reach this conclusion in light of the fact that material weaknesses were identified in connection with your assessment of the effectiveness of internal control over financial reporting.  Refer to Item 307 of Regulation S-K.

ANSWER:
We acknowledge that there were material weaknesses identified and accordingly concluded our internal control over financial reporting was ineffective. However, we believe there is a distinction between (a) disclosure controls and procedures, and (b) internal control over financial reporting. Specifically, there are different definitions for each of them found in Rule 13a-15(2)(e), which states “Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Based on that definition, we determined that the material weaknesses related to our internal control over financial reporting and not our disclosure controls and procedures. Therefore, we concluded the disclosure controls and procedures were effective. We will continue to assess whether our disclosure controls and procedures are effective and will provide disclosure of the assessment in accordance with Item 307 of Regulation S-K.

Management’s Annual Report on Internal Control over Financial Reporting, page 47

21. It appears that management’s report on internal control over financial reporting is deficient as 1) you have not provided a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and 2) you have not disclosed the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  Please revise.  Refer to Item 308 of Regulation S-K.

ANSWER:
We confirm that the management takes responsibility for establishing and maintaining adequate control over financial reporting, and we assess internal control using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. We will modify our disclosure of Controls and Procedures in future filings to reflect these matters.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tanke Biosciences Corporation

By: /s/ Guixiong Qiu_________
Name: Guixiong Qiu
Title: Chief Executive Officer